Exhibit (a)(5)(E)

CORRECTED PRESS RELEASE

FOR IMMEDIATE RELEASE

TIBERIUS CAPITAL, LLC URGES ALL

PETROSEARCH ENERGY CORPORATION (PTSG.PK) SHAREHOLDERS

TO VOTE AGAINST THE MERGER WITH DOUBLE EAGLE PETROLEUM CO.

CHICAGO, Illinois, July 16, 2009—Tiberius Capital, LLC (“Tiberius”), a value-opportunity fund located in Chicago, announced today that it is urging all PetroSearch Energy Corporation (PTSG.PK) (“PetroSearch”) shareholders to vote against the proposed merger with Double Eagle Petroleum Co. (“Double Eagle”) that is scheduled for a vote at a Special Meeting called for August 4, 2009 at the law offices of PetroSearch’s counsel.

“We are very disappointed that Mr. Dole and the PetroSearch Board elected not to meet with us to discuss Tiberius’ superior proposal,” said John M. Fife, who, with Robert T. Sullivan, is one of the principals of Tiberius. “The Double Eagle merger price is woefully inadequate,” he continued. Tiberius is offering $.33 per share for 15,004,239 PetroSearch shares. The offer expires on August 7, 2009, at 11:59 P.M., New York City time, and is subject to certain other conditions, including that the shareholders of PetroSearch have not approved the proposed merger with Double Eagle. Please contact your broker to tender your PetroSearch shares or call Mellon Investor Services at 866-222-8371 for assistance in tendering your shares.

Tiberius notes the following: (see Tiberius’ Offer to Purchase filed with the SEC on June 22, 2009 at www.sec.gov)

•

Given the price of Double Eagle stock as of the close on July 15, 2009 ($4.15), the value of the merger consideration to the PetroSearch shareholders is approximately $.196 per share, assuming that $8.25 million of working capital is delivered to Double Eagle.

•

The merger consideration provides virtually no value for the $4,839,000 of pre-tax future net revenues for PetroSearch’s 1,535,119 barrels of proved oil reserves as of December 31, 2008, as reported in PetroSearch’s most recent Proxy Statement, as filed on July 7, 2009.

•

Mr. Dole, Mr. Blackman and Mr. Collins were paid $1,950,000 on or around April 2009, according to the Company 10-Q filed on May 15, 2009. This amount equates to $.047 per share of the shareholders’ cash that they took out of PetroSearch for themselves.

“Once Tiberius gets majority control, Tiberius will explore all options to get more cash and value to the PetroSearch shareholders,” said Mr. Fife. Tiberius urges all shareholders to call Mr. Dole at 713-961-9337 to tell him that the shareholders are not in favor of the proposed merger consideration, and that Mr. Dole and the PetroSearch Board should meet with Tiberius to discuss Tiberius’ superior offer for the benefit of all PetroSearch shareholders.

Forward-looking Statements

This press release contains forward-looking statements. Tiberius disclaims any intent or obligation to update these forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding PetroSearch’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.

TIBERIUS CAPITAL, LLC

303 EAST WACKER DRIVE, SUITE 311 CHICAGO, ILLINOIS 60601